UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): April 28, 2020

IROQUOIS VALLEY FARMLAND REIT, PBC

(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

708 Church Street, Suite 234, Evanston, IL	60201
(Full mailing address of principal executive offices)	(ZIP Code)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

On March 26, 2020, the U.S. Securities and Exchange Commission (the “SEC”) issued an order (Release No. 34-88465), which provides conditional relief from certain filing obligations required pursuant to Rules 253 and 257 of Regulation A of the Securities Act of 1933, as amended, for Regulation A reporting companies that are unable to timely comply with their filing obligations as a result of the novel coronavirus (“COVID-19”) outbreak (the “SEC Order”).

COVID-19 is currently impacting countries, communities, businesses, supply chains, and markets around the world. Although management of Iroquois Valley Farmland REIT, PBC (the “Company”) cannot predict at this time whether COVID-19 will have a material impact on our future financial condition and results of operations, our ability to complete and file our Annual Report on Form 1-K for the year ended December 31, 2019 (the “Annual Report”) and our annual post-qualification amendment to Form 1-A, including the offering circular and financial statements contained therein (the “1-A/A POS”) have been impacted due to government imposed restrictions related to the COVID-19 outbreak. COVID-19 and these related restrictions have affected our accountants, auditors, consultants, staff, and professional advisors in their efforts to timely file the Annual Report and 1-A/A POS. In reliance on the SEC Order, we will endeavor to file the Annual Report no later than June 12, 2020, and the 1-A/A POS no later than June 16, 2020, 45 days from the respective original due date of each filing.

Below are three risk factors regarding COVID-19 that our shareholders and potential investors in us should consider with respect to the impact of the COVID-19 pandemic on the Company, supplementing those risk factors contained in our Offering Circular dated April 26, 2019, as amended:

The recent Coronavirus (“COVID-19”) outbreak or similar global health crises could negatively impact our farmland investments.

The recent outbreak of COVID-19 could have a materially adverse effect on the financial condition of farms in our portfolio. The outbreak of COVID-19 has resulted in governmental authorities implementing numerous measures to try to contain the virus, such as quarantines, shelter in place orders, and shutdowns. The outbreak may cause market volatility in commodity prices and could result in other market uncertainties. The outbreak could affect demand for certain products from the wholesalers, distributors, processors, cooperatives and producers to whom our farmers sell, and it is likely that the outbreak of COVID-19 will cause an economic slowdown. Our farmers’ ability to grow their businesses, contract for labor and supplies, sell crops, and access supply chains could be materially affected. Risks related to an epidemic, pandemic or other health crisis such as COVID-19 could severely disrupt farmer operations and thus lower the lease and mortgage revenue from our farmland investments.

The recent COVID-19 outbreak or similar global health crises could affect our ability to access sources of capital.

The extent to which COVID-19 could impact our operations, financial condition, liquidity, results of operations, and cash flows is highly uncertain and cannot be predicted. Negative financial results, uncertainties in the market, and a tightening of credit markets, caused by COVID-19, or a recession, could have a material adverse effect on our liquidity, reduce credit options available to us, and limit our ability to obtain debt or equity financing, or to refinance our debt in the future. The foregoing challenges may make it more difficult to obtain amendments, extensions, and waivers, and adversely impact our ability to effectively meet our short- and long-term obligations.

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A pandemic such as COVID-19 could adversely impact our business and/or our ability to complete financial reports to enable us to comply with our SEC reporting obligations under Regulation A.

If a pandemic, epidemic, or outbreak of an infectious disease including the recent outbreak of respiratory illness caused by a novel coronavirus (COVID-19) or other public health crisis were to affect our facilities, staff, accountants or advisors, our business could be adversely affected. Such a pandemic can result in mandatory social distancing, travel bans, and quarantine, and this may limit access to our employees and professional advisors. These factors may hamper our efforts to comply with our filing obligations with the Securities and Exchange Commission (SEC).

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section titled “Risk Factors” in the Company’s Offering Statement, as amended, on Form 1-A/A dated April 26, 2019, filed with the SEC, as such factors may be updated from time to time in the Company’s subsequent filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IROQUOIS VALLEY FARMLAND REIT, PBC
By:	/s/ Mark D. Schindel
Mark D. Schindel
Chief Financial Officer

Date: April 28, 2020

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